August 27, 2024

Jack Ross
Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

       Re: Synergy CHC Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 14, 2024
           File No. 333-280556
Dear Jack Ross:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Certain Relationships and Related Party Transactions, page 72

1. We note your revised disclosures in response to prior comment 6. Please revise to disclose whether there are default terms in place, including any rights and remedies in the event you do not receive payment in full on or before the repayment date. August 27, 2024
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Mike Bradshaw